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                                                               EXHIBIT (a)(1)(G)

                               [Vari-L Letterhead]

April 25, 2002

To Vari-L Optionholder:

Today Vari-L formally commenced its Stock Option Exchange Program (the "Program"). In connection with the commencement of the Program, Vari-L would like to provide you with the following additional information relating to the Program.

The Program is a voluntary program permitting eligible employees to exchange stock options with an exercise price equal to $34.50 per Vari-L share for replacement options covering the same number of shares. The replacement options will be granted on or after November 24, 2002 and will have an exercise price equal to the fair market value of our common stock on the date of grant. Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

If you decide to participate in the Program, you will need to complete and deliver an Election Form (item #1 below) by May 23, 2002 at 12:00 midnight, U.S. Mountain Time, to Vari-L Company, Inc., Attention: Dannette Boyd, 4895 Peoria Street, Denver, Colorado 80239. The Election Form may be delivered via personal delivery, interoffice mail or facsimile at (303) 373-3868. Please note the following documents in your Option Exchange Program Packet:

1.       Election Form

2.       Notice of Withdrawal

3. Offer to Exchange Outstanding Options to Purchase Common Stock including Summary Term Sheet

4.       Stock Option Exchange Program Questions and Answers

If you are not familiar with your historical stock option grant information, please contact Dannette Boyd at dboyd@vari-l.com or at (303) 371-1560 x448.

If you decide to participate in the Program, you must complete and deliver the Election Form by 12:00 midnight, U.S. Mountain Time, on May 23, 2002 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

Dannette Boyd will provide you with an email confirmation of receipt of your Election Form within three (3) business days after receipt by us.

Please feel free to contact Dannette Boyd at dboyd@vari-l.com or at (303) 371-1560 x448 for further assistance.


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